# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Reddit, Inc., CIK 0001713445
CUSIP: 75734B100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 303 2nd Street, South Tower, 5th Floor, San Francisco, California (CA), 94104
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001135730

## Reporting persons
- COATUE MANAGEMENT, L.L.C.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,530,236; sole dispositive power 0; shared dispositive power 6,530,236; aggregate amount beneficially owned 6,530,236 (5.5% of the class)
- Philippe Laffont: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,530,236; sole dispositive power 0; shared dispositive power 6,530,236; aggregate amount beneficially owned 6,530,236 (5.5% of the class)

## Item 1. Issuer
Name of issuer: Reddit, Inc.
Address of issuer's principal executive offices: 303 2nd Street, South Tower, 5th Floor, San Francisco, California

## Item 2. Person Filing
Name of person filing:
Coatue Management, L.L.C.
Philippe Laffont
Address of principal business office or, if none, residence:
Coatue Management, L.L.C.
9 West 57th Street
New York, New York 10019

Philippe Laffont
c/o Coatue Management, L.L.C.
9 West 57th Street
New York, New York 10019
Citizenship:
Coatue Management, L.L.C. - Delaware
Philippe Laffont - Other - France and United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Coatue Management, L.L.C. - 6,530,236
Philippe Laffont - 6,530,236
Percent of class:
Coatue Management, L.L.C. - 5.5%
Philippe Laffont - 5.5%
Sole power to vote or to direct the vote:
Coatue Management, L.L.C. - 0
Philippe Laffont - 0
Shared power to vote or to direct the vote:
Coatue Management, L.L.C. - 6,530,236
Philippe Laffont - 6,530,236
Sole power to dispose or to direct the disposition:
Coatue Management, L.L.C. - 0
Philippe Laffont - 0
Shared power to dispose or to direct the disposition:
Coatue Management, L.L.C. - 6,530,236
Philippe Laffont - 6,530,236

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All securities reported in this Schedule 13G are owned by advisory clients of Coatue Management, L.L.C. None of the advisory clients individually owns more than 5% of the outstanding shares of Class A Common Stock, par value $0.0001 per share, of the issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- COATUE MANAGEMENT, L.L.C.: By: /s/ Philippe Laffont, Philippe Laffont / Authorized Signatory (02/14/2025)
- Philippe Laffont: By: /s/ Philippe Laffont, Philippe Laffont (02/14/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.